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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

MICROSOFT CORPORATION

(Name of Issuer)
Common Stock, $0.0000125 par value per share

(Title of Class of Securities)
594918104
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:            594918104

1	NAME OF REPORTING PERSON William H. Gates III S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
651,749,668

		6	SHARED VOTING POWER
-0-

		7	SOLE DISPOSITIVE POWER
651,749,668

		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
651,749,668

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.0%

12	TYPE OF REPORTING PERSON
IN

Item 1.
	(a)	Name of Issuer: Microsoft Corporation (the "Issuer")
	(b)	Address of principal executive offices of the Issuer: One Microsoft Way, Redmond, Washington 98052
Item 2.
	(a)	Name of Persons Filing: William H. Gates III
	(b)	Address of Principal Business Office: One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Common Stock, $0.0000125 par value per share
	(e)	CUSIP Number: 594918104
Item 3.	Not Applicable
Item 4.	Ownership.
	(a)	Amount beneficially owned: 651,749,668
	(b)	Percent of class: 12.0%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 651,749,668
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 651,749,668
(iv) Shared power to dispose or to direct the disposition of -0-
Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable
Item 9.	Notice of Dissolution of a Group: Not Applicable
Item 10.	Certifications
Not Applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002
Date

WILLIAM H. GATES III

By /s/ Michael Larson
William H. Gates III, by Michael Larson as attorney in fact*

        *  Duly authorized under power of attorney dated March 14, 2001, by and on behalf of William H. Gates III, filed with Cascade's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File Number 005-52919, and incorporated by reference herein.

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SIGNATURE